                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2007

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
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                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
      Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934.

                               Yes [_]     No [X]

The following are included in this Report on Form 6-K:

1. Press release dated July 16, 2007.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Forms F-3 No. 333-104147, and No.
333-13806.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         METALINK LTD.

Date: July 16, 2007                                      By: /s/ Yuval Ruhama
                                                         --------------------
                                                         Yuval Ruhama
                                                         Chief Financial Officer

Mor Abraham
Marketing Communications Manager
Metalink Ltd.
Tel:  972-9-9605406
Fax:  972-9-9605544
amor@mtlk.com

                  METALINK RECEIVES FIRST PRODUCTION ORDER FOR
                     802.11N- WLANPLUS FROM WORLD-CLASS ODM

YAKUM, ISRAEL, JULY 16, 2007 - Metalink Ltd. (NASDAQ: MTLK), a provider of high-performance wireless and wireline broadband communication silicon solutions, today announced that it has received the first production order for its second-generation 802.11n-compatible WLANPLUS(TM) MtW8151/MtW8171 chipset.
This initial production order, valued at approximately $200,000, was submitted by a major ODM (Original Design Manufacturer) for delivery within the next three months.

     Since its introduction in 2006, Metalink's WLANPLUS has gained broad industry recognition as the best performing 802.11n technology, and has recently received the Wi-Fi Alliance's 802.11n draft 2.0 Certification. The cutting-edge
WLANPLUS chipset family enables a new level of performance for data, VoIP, gaming and HD video streaming applications, providing complete, reliable high-speed coverage throughout the home. WLANPLUS completely fulfills the requirements for video-grade wireless home networks, supporting up to 300Mbps transmission speeds at both the 2.4GHz and 5GHz frequency bands. In addition,
Metalink's implementation of a Maximum Likelihood (ML) decoder, combined with its advanced Forward Error Correction (FEC) scheme using Low Density Parity
Check (LDPC) technology, enables the WLANPLUS to offer more than twice the reach of competing 802.11n solutions.

ABOUT METALINK

Metalink Ltd. (NASDAQ: MTLK) is a leading provider of high performance wireless and wireline broadband communication silicon solutions. Metalink's WLAN and DSL technologies are designed to enable true broadband connectivity in every home, and its products revolutionize the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink's WLANPLUS(TM) is a high-throughput, 802.11n-draft-compliant wireless
LAN technology optimized for the networked home entertainment environment.
Featuring advanced MIMO technology and full support of QoS, and operating in both 2.4GHz and 5GHz bands, WLANPLUS enables multi-room networking of multiple high-definition video streams. In addition, Metalink offers a broad range of symmetric DSL and VDSL products used by operators as a cost-effective network upgrade to support triple-play services.

Headquartered in Yakum, Israel, the company has design centers in USA (Atlanta,
GA) and Taiwan, and sales offices in USA (Atlanta, GA), South Korea, Japan,
China and Taiwan. Further information is available at http://www.mtlk.com

                                   ----------

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including
Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.